Exhibit 99.1

TechFaith Reports First Half 2016 Financial Results

Beijing, China, August 23, 2016 – China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”) today announced its unaudited financial results for the first six months ended June 30, 2016.

For the first half of 2016, TechFaith reported total net revenues of US$35.0 million compared to US$16.3 million in the six months ended December 31, 2015 and US$48.3 million in the same period of last year. Gross profit for the first half of 2016 was US$5.9 million compared to US$1.7 million in the six months ended December 31, 2015 and US$5.0 million in the same period of last year. Gross margin for the first half of 2016 was 16.9% compared to 10.3% in the six months ended December 31, 2015 and 10.4% in the same period of last year. The improvement in gross margin in the first half of 2016 primarily reflects the positive impact of the completion of various non-recurring engineering projects and higher-end handset sales.

Operating expenses for the first half of 2016 were US$6.2 million compared to US$8.6 million for the six months ended December 31, 2015 and US$9.4 million in the same period of last year. Net loss attributed to TechFaith for the first half of 2016 was US$1.2 million, or a loss of US$0.11 per basic and diluted weighted average outstanding ADS, compared to a net loss of US$7.8 million, or a loss of US$0.74 per basic and diluted weighted average outstanding ADS, in the six months ended December 31, 2015, and a net loss of US$5.0 million, or a loss of US$0.47 per basic and diluted weighted average outstanding ADS, in the same period of last year.

As of June 30, 2016, the Company had a balance of non-mobile related real estate, fixed assets, construction in progress and advances of US$303.1 million (or RMB 2,014.6 million), as compared to US$308.3 million (or RMB 1,996.8 million) as of December 31, 2015.

Miss Ouyang Yuping, TechFaith’s Chief Financial Officer, said, “Our focus in the first half of 2016 has remained on restoring higher operating efficiency at our current revenue level. We are pleased with our progress and are targeting further improvements in profitability. We were able to reduce operating expenses by 34.3%, as compared to the first half of 2015, led by reductions in our professional service expenses and other non-revenue generating areas of our business. Our results also benefitted from the contribution of our real estate business. Overall, we ended the first half of 2016 with a net book value of approximately US$26.9 per ADS as of June 30, 2016 versus US$27.7 per ADS as of December 31, 2015.”

Mr. Deyou Dong, Chief Executive Officer of TechFaith, said, “We achieved better performance in our revenue growth and profitability in the first half of 2016, while executing on our longer-term business strategy. We are focused on extracting additional operating expenses out of our business, and have moved away from less profitable business areas that negatively impacted our profitability in prior periods. As a result, we are now able to direct our resources and energies to the promising, higher return areas of our business, mainly mobile handsets sales and our expanding real estate business. We believe we have moved beyond the low point in revenue and expect to benefit from our ability to provide customers tailor made solutions, where we are more competitive and able to secure orders in the enterprise segment of the mobile phone business. We are also optimistic about the ongoing development of our real estate business, with a highly attractive commercial portfolio that we can lease or hold to capture ongoing value appreciation. Overall, we are pursuing more growth opportunities for the mobile phone business and our expanding real estate business, while optimizing our existing resources and infrastructure, and keeping tight control over all operating expenses to avoid any unnecessary overhead costs.”

Investor Conference Call / Webcast Details

TechFaith will hold a conference call on Tuesday, August 23, 2016 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Tuesday, August 23, 2016 in Beijing) using the following dial-in numbers: +1-866-519-4004 or +1-845-675-0437. The conference call passcode is 63642569. A live webcast of the conference call will also be available on TechFaith’s website at www.techfaithwireless.com.

A replay of the call will be available approximately 2 hours after the conclusion of the live call by telephone at +1-646-254-3697, with passcode 63642569. A webcast replay will also be available at www.techfaithwireless.com.

About TechFaith

TechFaith (NASDAQ: CNTF) is a developer, owner and operator of commercial real estate properties across China as well as a China-based mobile solutions provider for the global mobile handsets market. TechFaith continues to maintain a team of professional engineers focused on the development of ruggedized smart devices for both its consumer and enterprise segments, although it started investing in the construction of buildings and facilities in 2009 as part of its growth and business diversification strategy, gradually shifting away from its traditional focus on the mobile solutions and handset markets. The Company currently focuses on developing office space that can serve as anchor bases in areas with developing economies, as it meets the needs of both established businesses and innovative start-up companies in China. For more information, please visit www.techfaithwireless.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith and management quotations contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, among others, and in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:
In China: Jay Ji China TechFaith Wireless Communication Technology Limited Tel: +86-10-5822-8866 ir@techfaith.cn	In the U.S.: David Pasquale Global IR Partners Tel: +1-914-337-8801 cntf@globalirpartners.com

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In Thousands of U.S. Dollars, except share and per share/ADS data)

	Six Months Ended
	June 30
	2016	2015
Revenues:
Mobile phone business
Third parties	29,165	46,209
Related party	3,536	—
Real estate	2,251	2,107

Total net revenues	$34,952	$48,316

Cost of revenues:
Mobile phone business
Third parties	25,145	42,788
Related party	3,313	—
Real estate	588	490

Total cost of revenues	$29,046	$43,278

Gross Profit	$5,906	$5,038

Operating expenses:
General and administrative, including real estate operating expenses	$2,488	$4,703
Research and development	3,303	3,920
Selling and marketing	398	795

Total operating expenses	$6,189	$9,418
Government subsidy income	93	35
Other operating income	—	11

Loss from operations	$(190)	$(4,334)
Interest expense	(604)	(485)
Interest income	22	307
Other expense	—	(2)
Change in fair value of put option	(90)	(90)

Loss before income taxes	$(862)	$(4,604)
Income tax expenses	—	(305)

Net loss	$(862)	$(4,909)
Less: net income attributable to the noncontrolling interest	337	71

Net loss attributable to TechFaith	$(1,199)	$(4,980)

Net loss attributable to TechFaith per share
Basic	$(0.00)	$(0.01)

Diluted	$(0.00)	$(0.01)

Net loss attribute to TechFaith per ADS*
Basic	$(0.11)	$(0.47)

Diluted	$(0.11)	$(0.47)

Net loss	$(862)	$(4,909)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	(7,730)	(85)

Comprehensive loss	(8,592)	(4,994)
Less: Comprehensive income (loss) attributable to noncontrolling interest	(314)	86

Comprehensive loss attributable to TechFaith	$(8,278)	$(5,080)

Weighted average shares outstanding
Basic	794,003,193	794,003,193

Diluted	794,003,193	794,003,193

*	Giving retroactive effect to the 1-for-5 reverse ADS split effected on March 1,2016

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)

	June 30,2016	December 31, 2015
Assets
Current assets:
Cash and cash equivalents	$7,692	$514
Restricted cash	16,783	—
Accounts receivable, net of allowances of $934 and $1,043 as of June 30, 2016 and December 31, 2015, respectively	33,930	21,864
Accounts receivable due from a related party	2,536	821
Amount due from a related party	38	66
Inventories, net	4,083	3,108
Prepaid expenses and other current assets	19,682	31,397
Assets held for sale	11,155	11,445

Total current assets	$95,899	$69,215

Property, plant and equipment, net,	$55,400	$58,631
Construction in progress	148,529	147,302
Land use rights, net	9,257	9,603
Acquired intangible assets, net	6,011	8,157
Other non-current assets	93,055	97,060

Total assets	$408,151	$389,968

Liabilities and equity
Current liabilities:
Accounts payable	8,840	9,433
Notes payable	13,542	—
Short-term loans	18,681	21,402
Accrued expenses and other current liabilities	49,394	45,002
Advance from customers	11,360	9,028
Deferred revenue	5,166	7,394
Income tax payable	933	1,065
Put option liability	2,340	2,250

Total current liabilities	$110,256	$95,574

Long-term loans	13,155	1,062

Total liabilities	$123,411	$96,636

Equity
Ordinary shares ($0.00002 par value; 50,000,000,000,000 shares authorized; 794,003,193 and 794,003,193 shares issued and outstanding as of June 30, 2016 and December 31, 2015, respectively)	$16	$16
Additional paid-in capital	144,836	144,836
Accumulated other comprehensive income	28,499	35,578
Statutory reserves	22,258	22,258
Retained earnings	64,446	65,645

Total Techfaith shareholders’ equity	$260,055	$268,333

Noncontrolling interest	$24,685	$24,999

Total equity	$284,740	$293,332

Total liabilities and equity	$408,151	$389,968